Amendment to Amended and Restated Supply Agreement

THIS AMENDMENT TO THE AMENDED AND RESTATED SUPPLY AGREEMENT ("Amendment") is entered into as of July 7th, 2026 by and among Global Tungsten & Powders Corp., now known as Global & Tungsten Powders LLC, ("GTP" or "Buyer"), a Delaware limited liability company, [*Redacted - Address*] and Plansee Holding AG ("Offtaker Obligor"), an Austrian corporation, [*Redacted - Address*], acting as the obligor to GTP as party to this Agreement, on the one hand; and Almonty Korea Tungsten Corporation ("AKTC" or "Seller"), a body corporate pursuant to the laws of the Republic of Korea, having its registered office at [*Redacted - Address*], and Almonty Industries Inc. ("Almonty"), a body corporate pursuant to the laws of Canada (Inc. No. 812752-2), 8 S Idaho Street, Suite A, Dillon, MT 59725, United States, acting as the obligor to AKTC as party to this Agreement, on the other hand. Buyer, Offtaker Obligor, Seller and Almonty may be referred to together as the "Parties" and each, individually, a "Party".

WHEREAS, the Parties desire to enter into this Amendment to amend certain terms and conditions set out in the Amended and Restated Supply Agreement between the Parties entered into as of December 4, 2020 (the "Agreement") for the supply and delivery of tungsten concentrates and other material exclusively from Phase I of Sangdong Mine which is the subject of the NI 43-101 and Jorc (2012) Technical Report on the Mineral Resources and Reserves of the Sangdong Project, South Korea effective July 9, 2025 ("Sangdong" or "Mine").

NOW, THEREFORE, intending to be bound legally, and in consideration of the mutual representations, warranties, covenants and agreements set forth herein, the Parties agree as follows:

Term	Section 2, Term shall be deleted in its entirety and replaced with the following: Subject to Section 16, the term of this Agreement ("Term") shall continue from the Effective Date until the earlier to occur of: (a) [*Redacted - Term*] from the date of first delivery of Material; and (b) delivery of the Total Contracted Quantities specified under Section 4.
Quantity	Section 4, Quantity, is deleted in its entirety and replaced with the following: "Ramp-Up Period" means the period starting on the Actual Ramp-Up Start Date and ending on the date falling [*Redacted - Time*] thereafter. "Actual Ramp-Up Start Date" means the date specified in a written notice delivered by Seller to the Buyer confirming Seller's readiness to commence the Ramp-Up Period. "Target Ramp-Up Start Date" means the date on which Seller anticipates delivering such written notice, currently expected [*Redacted - Time*], subject to adjustment by the Seller without obligation. Seller shall deliver and Buyer shall purchase the following minimum metric ton units ("MTUs") of WO3 contained volumes of Material during the Ramp-Up Period of the Mine: (a) first period of [*Redacted - Time*] during the Ramp-Up Period: [*Redacted - Volume*] MTU/month; (b) second period of [*Redacted - Time*] during the Ramp-Up Period: [*Redacted - Volume*] MTU/month;

(c) third period of [*Redacted - Time*] during the Ramp-Up Period:[*Redacted - Volume*] MTU/month; and

(d) fourth period of [*Redacted - Time*] during the Ramp-Up Period: [*Redacted - Volume*] MTU/month.

Buyer shall not be entitled to terminate this Agreement by reason of the Actual Ramp-Up Start Date not occurring by the Target Ramp-Up Start Date.

Following the Ramp-Up Period, Seller shall deliver and Buyer shall purchase minimum [*Redacted - Volume*] MTU of Material per month equal to [*Redacted - Volume*] MTU per year during the remainder of the Term and, if applicable, [*Redacted - Volume*] MTU per year during any applicable extensions of the Term (the "Minimum Volumes").

Buyer shall have the right, but not the obligation, to purchase any Material or other tungsten containing product (other than Alternative Products) produced:

(a) prior to the Actual Ramp-Up Start Date; and

(b) in respect of such Material or other tungsten containing product (other than Alternative Products) produced during the Ramp-Up Period, in excess of the volumes of Materials it is obliged to purchase from the Seller during the Ramp-Up Period in accordance with this Section 4.

Any such Material or other tungsten containing product (other than Alternative Products) purchased by Buyer prior to the Actual Ramp-Up Start Date and during the Ramp-Up Period shall not relieve Seller of its obligation to supply, or Buyer of its obligation to buy, the Minimum Volumes of Material and Total Contracted Quantities in accordance with the terms of this Agreement.

The total contracted quantity under this Agreement shall be [*Redacted - Volume*] MTU ("Total Contracted Quantities").

Subject to the first paragraph of Section 5, without relieving Seller of its obligation to supply the Minimum Volumes of Material in accordance with this Agreement, Buyer shall have the right but not the obligation to purchase any tungsten containing products produced by Seller that are offered for sale by Seller that do not satisfy the Specifications of the Material. If Buyer, in its sole discretion, accepts such tungsten containing products in lieu of Material, then any quantities so accepted by Buyer shall be deemed to be Material for the purposes of calculating the Minimum Volumes and the Total Contracted Quantities under this Agreement as well as all other terms and conditions contained within this Agreement.

Price

The following is added as (a)(iii) to Option A in the Section 7, Price:

(iii) Notwithstanding the foregoing, in the event that the European APT Mid exceeds US$[*Redacted - Price*] per MTU during any calendar month prior to its shipment, the Final Price for such shipment shall be calculated at [*Redacted - Percentage*]%of the European APT Mid for such month and becomes the Final Price as on the table set out in Appendix B.

Original subsection (iii) to Option A becomes subjection (iv) and original subjection (iv) becomes subjection (v).

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Payment Terms and Trade Financing

Section 10, Payment Terms and Trade Financing, is deleted in its entirety and replaced with the following:

(a) Title to the Material shall transfer to Buyer upon delivery of Material at [*Redacted - Location*].

(b) Buyer shall pay Seller the Final Price or Fixed Price, as applicable, within [*Redacted - Time*] from the date of the bill of lading evidencing shipment of the Material.

(c) Unless expressly agreed otherwise, all payments under this Agreement shall be in US dollars and made to the designated bank account of Seller as specified in writing.

Shipment and Delivery

Section 13, Shipment and Delivery, is deleted in its entirety and replaced with the following:

(a) Shipment of Material shall be [*Redacted - Shipment Terms*]. Upon delivery, Buyer shall take possession and is and will be responsible for United States customs, duties and transportation thereafter.

(b) Invoices, packing lists, bills of lading and other required shipping documents must be received by Buyer and Buyer's designated freight forwarder at least [*Redacted - Time*] (as defined in the Facility Agreement) prior to the estimated arrival of vessel at the designated port of discharge in the USA.

(c) Insurance shall be covered by Seller in USD, and Seller shall maintain insurance in such amounts as are prudent and customary with respect to marine cargo insurance covering shipments made pursuant to this Agreement. Such marine cargo insurance will be effective from the time the Material is loaded on board vessel until received at [*Redacted - Location*] for [*Redacted - Percentage*] of the Final Price or Fixed Price (as applicable) and against all risks (as that term is generally understood in the industry) to the extent commercially available, including riots, civil commotions, spontaneous combustion, fire and malicious damage. The Parties expressly agree that the insurance policy will not be valid after the date of delivery at the port of discharge and Buyer shall be responsible for the insurance of the Material after delivery. In case of valid claims, Seller and Buyer shall extend co-operation to each other for settlement of such claims.

(d) Materials shall be packed in super sacks or similar agreed upon packaging. Shipments shall be made in full container loads of [*Redacted - Weight*] kg or other mutually agreed upon in writing volume of homogenous material.

(e) Seller shall notify Buyer in writing of each shipment no later than [*Redacted - Time*] prior to the intended date of arrival of the relevant shipment.

Amendments and Entire Agreement

This Amendment together with the Agreement constitutes the entire agreement of the Parties pertaining to the supply and delivery of tungsten products and supersedes all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, relating to the

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Docusign Envelope ID: 620ED1DF-32A6-8E26-82D4-9E11351FEF9A

subject matter hereof. This Agreement may not be amended or modified except by written consent executed by all the Parties. No provision of this Agreement will be deemed waived by any course of conduct unless such waiver is in writing and signed by all the Parties, specifically stating that it is intended to modify this Agreement.

Except as expressly amended by this Amendment, all terms, conditions, and provisions of the Agreement shall remain unchanged and in full force and effect. In the event of any conflict between the terms of the Agreement and this Amendment, the terms of this Amendment shall supersede with respect to the subject matter hereof.

[SIGNATURE PAGE FOLLOWS]

This Amendment is made by and between the Parties as of the date first set forth above.

GLOBAL TUNGSTEN & POWDERS CORP.
n/k/a GLOBAL TUNGSTEN & POWDERS LLC

By: [*Signature - Redacted*]
Name: [*Redacted*]
Title: [*Redacted*]

By: [*Signature - Redacted*]
Name: [*Redacted*]
Title: [*Redacted*]

PLANSEE HOLDING AG

By: [*Signature - Redacted*]
Name: [*Redacted*]
Title: [*Redacted*]

By: [*Signature - Redacted*]
Name: [*Redacted*]
Title: [*Redacted*]

ALMONTY KOREA TUNGSTEN CORP.

By: [*Signature - Redacted*]
Name: [*Redacted*]
Title: [*Redacted*]

ALMONTY INDUSTRIES INC.

By: [*Signature - Redacted*]
Name: [*Redacted*]
Title: [*Redacted*]

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